EXHIBIT 99.2
TTI-TELECOM

Moderator: Rebecca Aspler
November 19, 2009
9:00 a.m. CT

Operator:	Good morning, my name is Wes, and I will be your conference operator today.

At this time I would like to welcome everyone to the TTI Telecom third quarter 2009 earnings conference call. All lines have been placed on mute to prevent any background noise.

After the speaker's remarks there will be a question and answer session.  If you would like to ask a question during this time, simply press start, then the number one on your telephone keypad.  If you would like to withdraw your question, press the pound key.  Thank you.

I would now like to turn the conference over to Rebecca Aspler, investor lessons director. Please go ahead ma'am.

Rebecca Aspler:
Thank you, operator, and again, good morning everyone. This is Rebecca Aspler, investor relations director of TTI Telecom.  With me on the call today are Meir Lipshes, chairman and CEO, Tali Cohen, CFO, and Shachar Ebel, COO and CTO of TTI Telecom.

By now you should have all received our quota 2009 earnings press release which was issued earlier this morning. If you have not received the release please refer to the company's website.

Before we begin, I would like to remind you that during this conference call management may make certain forward-looking statements.  These forward-looking statements involve a number of risks and uncertainties, including but not limited to product demand pricing, market acceptance, changing economic conditions, risk in product and technology development, the effect of the company's accounting policies as well as certain other risk factors which are detailed in the company's SEC filings.

With that said, I'd like now to turn the call over to Meir, Tali, and Shachar for a review of the quarter. Following these prepared remarks we will be happy to take any questions you may have. Meir?

Meir Lipshes:	Thank you.

We welcome you to our two-three conference call. Although we continue to initiate your business, the results of this quarter were still influenced by the global economic slowdown.

On the upside, we successfully signed a new European customer this quarter. On the downside, this is a second quarter in which our book to bill ratio is below one.

Yet since we see an awakening in the market, we carefully look forward to seeing the results of the fourth quarter.

Preparing for the market awakening, we have made some forward-looking decisions.  I will provide additional details in a moment, but would first like to turn the floor over to our CFO Tali Cohen for a review of the quarter's financial results.  Please, Tali.

Tali Cohen:	Thank you, Meir.

Total revenue for the third quarter was $10.3 million compared to $12.7 million in the third quarter of 2008, and $10.7 million in the second quarter of 2009.

Total operating expenses were $4.9 million compared to $7 million in the third quarter of 2008 and $5.3 million in the second quarter of 2009.

Operating income for the third quarter was $744,000 compared to an operating lack of $441,000 in the third quarter last year and an operating income of $644,000 in the second quarter of 2009.

Net income for the third quarter was $1.3 million, or seven cents per basic and diluted shares, compelled to a net loss of $1 million, or six cents for basic or diluted shares in the third quarter of 2008, and the net income of $912,000, or five-tenths of basic and diluted shares for the second quarter of 2009.

For the first nine months of 2009 total revenues were $31.8 million compared to quarter revenues of $39.1 million in the first nine months of 2008.

For the first nine months of 2009 total operating expenses were $15.7 million compared to operating expenses of $21 million in the first nine months of 2008.

First nine months of 2009, operating income was $2 million compared to an operating income of $96,000 in the first nine months of 2008.

For the first nine months of 2009, net income was $2.7 million compared to net income of $119,000 in the first nine months of 2008.

Turning to the balance sheet, on September 13, 2009, our cash and liquid assets consisted of approximately $30.1 million, or roughly $1.9 per diluted share.  This compares to $27.4 million of cash and cash equivalents, or roughly $1.7 per diluted share that the company had on June 30, 2009.

We ended the third quarter of 2009 with all ordinary shares outstanding of $16,003,158 or 40 diluted (shares), unchanged from the end of the last quarter.

As of September 13, we had 2.9 million preferred shares and 2.6 million (warrants) still outstanding.

Finally, this (all) decreased to 70 days compared to 72 days last quarter, and revenue of (all this stock) of 90 days.

This concludes the quarterly financial. Now I will turn the call over to Shachar.

Shachar Ebel:	Thank you, Tali.

The breakdown of revenues by business type for the third quarter of 2009 was as follows.  Mobile operators accounted for approximately 45 percent of the total sales with the remaining 55 percent coming from wire-line operators, including (PFPN) broadband and business services.

For the third quarter of 2009 we had one customer that accounted for 10 percent or more of the revenues in the quarter.

The geographical breakdown of revenues for the third quarter of 2009 was as follows -- the Americas, approximately $3.7 million, or 35 percent of revenues, India, $5.1 million, or 50 percent, and (Asia) $1.5 million, or 15 percent.

For the first nine months of 2009, the Americas accounted for approximately $10.9 million or 32 percent of revenue, India $7.8 million, or 56 percent, and (Asia) $3.9 million, or 12 percent.

For the first nine months of 2009, mobile carriers accounted for approximately 44 percent of the sales with the remaining 56 percent coming from wire-line operators.

For the first nine months of 2009 we had two customers that accounted for 10 percent or more of the revenue.

As Meir mentioned in his opening remarks, we have successfully signed a new European customer this quarter, purchasing our performance management solution for its mobile network.

Additionally, although our book to bill ratio is below one, we are starting to see the start of an economical awakening.  Although budgets are still very much controlled and decision-making processes are still slow, we have answered more RFPs this quarter, which we hope will yield revenues in the upcoming months of 2010.

Lastly, in preparation to service provider adoption of LTE, the dominant standout for the fourth-generation network, TTI has been investing resources for some time now in the addition of LTE to our product line.

This assessment and future ones will differentiate TTI as an independent vendor, able to manage LTE networks across domain, across technology, and across vendor networks.

This concludes this quarter's operational data. Now I returned the call over to Meir.

Meir Lipshes:	Thank you. Thank you for your operational review of the quarter results.

And so we continue to initiate new business and new business opportunities this quarter while still influenced by the global economic slowdown.

First, the slower pace of decision-making processes on the customer side is still apparent. This is the second quarter in which our book to bill ratio is below one.

(In a special area,) seeing the start of a market awakening, we have decided to accelerate our investment in the building of an LTE solution between offer product capabilities and additional services for the LTE domain.  We believe that these investments will strengthen TTI market position.

I would like to make note of (Avner Avram) joining the company on December 14, as COO.  (Avram) brings with him vast knowledge and business experience with leading industrial vendors, including Market (Cements) and ECI.

(Avram) will be replacing Shachar Ebel, who is leaving the company to start his own entrepreneurship.

Lastly, and to conclude my prepared remarks, major analyst firms who cover the service issuing market predict the recovery and growth of this market.  We believe that our accelerated investment in creation of an LTE solution will enable us to increase our current four percent of market share to a more permanent market position.

With that said, I would now like to open the call for your questions. Please, operator.

Operator:
Ladies and gentlemen, at this time I would like to remind everyone in order to ask a question, please press star, then the number one on your telephone keypad.  We'll pause for just a moment to compile the Q&A roster.

Again, if you like to ask a question, please press star, then the number one on your telephone keypad.

Your first question comes from Robert Katz of (Send Best.)

Robert Katz:	Hi, Meir. A very nice quarter.

I have a few questions. The first, when do you think you'll start seeing book to bill go positive? Are you seeing any indications of that yet?

Meir Lipshes:
If you heard carefully what I said, we are expecting Q4 to return to book to bill to above one, but we are still not sure about that, and we will not announce it on Q4 results.  But we expect it to come back in Q4.

Robert Katz:	Do you expect to be profitable and Q4?

Meir Lipshes:	Yes.

Robert Katz:	OK, excellent.

And I guess the question on the LTE opportunity -- how big do you think that could be, and when do you think that will start really impacting your revenues?

Shachar Ebel:	It's hard to say when it will start impacting revenues, but we see a lot of interest from many operators, specifically in the Americas and in Western Europe.

The network implementation themselves would take some time, but we expect to see some by the end of 2011 and after that. But it's very hard to predict when exactly will happen and direct revenues.

Robert Katz:	Those...

Meir Lipshes:	Sorry, I will add some more.

We believe that this announcement and this capability will help us also to get additional business on the current technology.

Robert Katz:	All right. And I guess a lot of your current customers, this would be an add-on in addition to what you've sold him so far if you're already servicing a lot of these accounts?

Shachar Ebel:	Yes, it will be additional to what they have today. They would be moving towards this technology.

Robert Katz:	Excellent. Thank you very much, and keep up the good work.

Meir Lipshes:	Thank you.

Operator:	Your next question comes from Jeffrey Meyers of Cobia Capital.

Jeffrey Meyers:
Thanks, guys.  So you mentioned the new RFPs that you're responding to this quarter.  Could you sort of break that out by wire-line versus wireless, fault versus performance, maybe geographically as well?

Shachar Ebel:	I can tell you this comes from both, although there is the majority from the mobile which are more active in general in our market.

As far as regional distribution, there is no specific thing to note. I think it is worldwide.

As far as our performance and service management, I think (what) we are playing the first two photo performance are a bit more mature and there will be more are (RFQs) around them.

Jeffrey Meyers:	OK, great. Thank you.

Operator:	Your next question comes from Kelly Pam of Pandan Capital.

Kelly Pam:	Yes. I wanted to know, when you said that you were going to accelerate development of the LTE product what you've invested so far and how much more do you think to be doing.

Meir Lipshes:
We are not disclosing these numbers.  It was meant to support LTE the way we support now different technologies.  The company has decided to do a more intense investment into features which were not available until now.  And we probably will not disclose exactly our plans.

Kelly Pam:	Is the accelerated investment going to take the profitability below zero again?

Meir Lipshes:	At the current investment rates we do not believe it will affect if we reach our goals in our programs.

Kelly Pam:	Very good, thank you.

Operator:	Your next question comes from Bill Wilson, private investor.

Bill Wilson:	Good morning. Thank you very much for the wonderful results. I appreciate it here.

Looking at your margins as it relates to your products, new products and market share, do you have a long-term and short-term plan for margin improvement, and if so, are you going to depend on increasing your market share to get that, or do you see a growing market for your products?

Meir Lipshes:
First, by concentrating more on our products, we've become more mature, so we get it to much better profit.  And the market amount we believe is growing, so also the growth of the market should be much better results from one end.

From the other end, we are accelerating our investments so we still don't know for sure how this will affect it. (In our first) will be adopted.

Bill Wilson:	OK, I'm a little bit fuzzy on that. Are you saying that the new products will be a significant drag on your margins near-term?

Meir Lipshes:	They may affect margins on the near-term. And -- but we still don't know for sure.

Bill Wilson:	OK.

OK, you know, looking back at your 10 year chart when the stock was up there over 10, was there a significant difference between your company between now and then, or do you -- and do you feel that is actually a better company now?

Meir Lipshes:
I think every company in general after so many years they don't learn something, something is wrong.  So I think it's a much better company.  I think the main differentiator from them is that we are more concentrating on the product and we have a more focused -- more focused strategy that gives us a better margin and better products.

Bill Wilson:	OK, thank you very much.

Operator:	Again, ladies and gentleman, I would like to remind everyone, in order to ask a question, please press star, then the number one on your telephone keypad.

I'm showing no further questions. I'll turn the conference back to management for any closing remarks.

Rebecca Aspler:	Thank you, operator. And again thank you everyone for joining the call. Good day.

Operator:	Ladies and gentlemen, that concludes the TTI Telecom third quarter 2009 earnings conference call. We appreciate your time. You may now disconnect.

END